Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 4

DATED JANUARY 26, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements certain information contained in our prospectus dated December 8, 2006 as supplemented by Supplement No. 1 dated December 19, 2006, Supplement No. 2 dated December 29, 2006 and Supplement No. 3 dated January 12, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Management,” “Joint Ventures and Other Co-Ownership Arrangements,” “Description of Real Estate Assets” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 4 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

MANAGEMENT

This section modifies the discussion contained in our prospectus under the heading "Management - Our Business Manager,” which begins on page 101 of the prospectus.

Our Business Manager

Our Business Manager, Inland American Business Manager & Advisor, Inc., is an Illinois corporation and a wholly owned subsidiary of IREIC.  The following table sets forth information regarding its executive officers and directors.  The biographies of Messrs. Parks, Cosenza and Goodwin are set forth above under “– Inland Affiliated Companies” and the biography of Ms. Matlin, Ms. Foust and Mr. Wilton is set forth above under “– Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	63	Director
Robert D. Parks	63	Director
G. Joseph Cosenza	63	Director
Roberta S. Matlin	62	President
Lori J. Foust	42	Treasurer
Scott W. Wilton	46	Secretary
Debra J. Randall	51	Vice President/Controller
____________ *As of January 1, 2007

Our previous treasurer, Ms. Catherine L. Lynch, resigned in October 2005 to pursue other opportunities within the Inland organization.

Debra J. Randall became vice president and controller of our Business Manager effective January 1, 2006.  Ms. Randall oversees our financial and SEC reporting compliance.  She joined the Inland organization on January 30, 2004, serving as assistant vice president of our Business Manager.  Prior to joining the Business Manager, Ms. Randall was a corporate controller for a privately held real estate company.  She also has over ten years of real estate experience at several public accounting firms.  She received her bachelor’s degree in liberal arts from DePaul University in Chicago, Illinois, and is a certified public accountant and licensed real estate salesperson.

BUSINESS AND POLICIES

This section updates and adds to the discussion contained in our prospectus under the heading "Business and Policies - Joint Ventures and Other Co-Ownership Arrangements," which begins on page 124 of the prospectus.

Joint Ventures and Other Co-Ownership Arrangements

Minto Builders (Florida), Inc.  On January 23, 2007, we purchased 97,113 shares of the convertible special voting stock of our joint venture, MB REIT, for $1,276 per share.  The total purchase price paid for these shares was approximately $123.9 million.  These shares were immediately converted into 97,113 shares of common stock of MB REIT.  With this purchase, we have fulfilled our obligation to purchase 920,000 shares of convertible special voting stock by March 31, 2007.  As of January 23, 2007, we had invested a total of approximately $1.17 billion in MB REIT resulting in our ownership of 920,000 shares of MB REIT common stock, or approximately 98% of the outstanding common stock of MB REIT.  MB REIT had a right of first refusal with respect to our company's opportunities to acquire certain interests in real estate as long as our obligation to invest in shares of MB REIT stock was outstanding.  Because we have met this investment obligation, MB REIT no longer enjoys the right of first refusal that was based on this obligation.

Parkway Centre North – Phases I and II.  On October 13, 2006, we, through a wholly owned subsidiary, entered into a joint venture with Stringtown Partners North, LLC, an unaffiliated third party.  The joint venture holds fee title to a newly constructed shopping center known as Parkway Centre North – Phases I and II containing approximately 133,678 gross leasable square feet.  The center is located at Stringtown Road and Buckeye Parkway in Grove City, Ohio.  The center will be constructed in two phases and both are located on the same property.  Parkway Centre North Phase I was built over an eighteen-month period beginning in 2005.  Parkway Centre North Phase II is substantially completed and contains 32,396 square feet.  Stringtown Partners North contributed the Phase I and Phase II property to the joint venture, and we made a capital contribution to the joint venture in the amount of $14.9 million, which represents the estimated value of Phase I, assuming 100% occupancy.  In return, we received almost 100% of the equity interests (also referred to as “invested capital”) in the joint venture, and Springtown Partners North received an interest of nominal value.  Springtown Partners North will receive additional equity interests in the joint venture as part of an earnout arrangement with respect to Phase II.  The Phase II earnout relates to approximately 32,396 square feet of vacant and unoccupied space, and the Phase II maximum earnout interests are valued at approximately $12.1 million.  The earnout period is twenty-four months, during which Stringtown Partners North is entitled to receive earnout interests in the joint venture when a vacant, unoccupied Phase II space is leased and the tenant has taken possession and commenced paying rent.  If the earnout is fully earned, we would own approximately 54% of the invested capital in the joint venture, and the remaining 46% ($12.1 million) of the invested capital would be owned by Stringtown Partners North.  Stringtown Partners North will receive 5% per annum as a preferred return on its invested capital.  After Stringtown Partners North has received its preferred return, we will receive a preferred return of 15% per annum on our invested capital.  Our company has agreed to guaranty this obligation of our subsidiary member.  Beginning January 14, 2008 and ending on April 14, 2008, Stringtown Partners North has an option to require us to purchase its interest.  Beginning April 15, 2009 and ending on January 15, 2010, we have an option to purchase all of the interests of Stringtown Partners North in the joint venture.  The option purchase price of the Stringtown Partners North interests is the sum of (i) its invested capital at the time of the option purchase plus (ii) an amount when added to the 5% return per annum on the Stringtown Partners North's invested capital will be increased to 6% since the commencement of the joint venture.  Our subsidiary member, in its capacity as manager of the joint venture, may cause the joint venture to borrow money using this property as collateral.  The proceeds of the initial borrowing will be distributed only to our subsidiary member.

The Market at Hamilton. (f/k/a The Market at Morse)  On January 12, 2007, we, through a wholly owned subsidiary, entered into a joint venture with Hamilton Road Retail, LLC (“HRR”), an unaffiliated third party, to acquire fee title to a newly constructed shopping center known as The Market at Hamilton.  HRR contributed The Market at Hamilton to the joint venture.  The estimated value of The Market at Hamilton, assuming 100% occupancy, is approximately $14.5 million.  We made a capital contribution to the joint venture in cash of approximately $13.4 million for which we received equity interests (referred to as “invested capital”) in the joint venture valued at approximately $10.7 million.  $10.3 million of our initial contribution was used by the joint venture to pay off indebtedness encumbering the property.  The initial invested capital of HRR in the joint venture entity was approximately $2.8 million, an amount equal to its equity interest in the property.  Because the property was less than 100% occupied at the time of HRR’s contribution, HRR will receive additional equity interests in the joint venture as part of an earnout arrangement with respect to 2,402 square feet of leased and unoccupied space with the maximum earnout interests valued at approximately $1.1 million.  HRR is entitled to receive earnout interests in the joint venture when a tenant has taken possession and commenced paying rent.  If HRR receives the maximum number of earnout interests, we would own approximately 73% of the invested capital in the joint venture, and the remaining 27% ($3.9 million) of the invested capital would be owned by HRR.  HRR will receive a preferred return equal to 5% per annum on its invested capital.  After HRR has received its preferred return, we will receive a preferred return equal to 15% per annum on our invested capital.  If the property is sold, HRR would receive any unpaid preferred return and its invested capital, whereupon we would receive our unpaid preferred return and our invested capital.  HRR will receive 10%, and we will receive 90%, of any additional distributions of net cash flow or additional proceeds from a sale of the property.  Beginning January 14, 2008 and ending on April 14, 2008, HRR has an option to require us to purchase its interest.  Our company has agreed to guaranty this obligation of our subsidiary member.  Beginning April 15, 2009 and ending on January 15, 2010, we have an option to purchase all of the interests of HRR in the joint venture.  The option purchase price of the HRR interests is the sum of (i) its invested capital at the time of the option purchase plus (ii) an amount when added to the 5% return per annum on the HRR's invested capital will be increased to 6% since the commencement of the joint venture.  Our subsidiary member, in its capacity as manager of the joint venture, may cause the joint venture to borrow up to $8,711,476 using this property as collateral.  The proceeds of the initial borrowing will be distributed only to our subsidiary member.

Parkway Centre North - Outlot Building B.  On January 12, 2007, we, through a wholly owned subsidiary,  entered into a joint venture with BA-Grove City North, LLC (“BAGCN”), an unaffiliated third party, to acquire fee title to a newly constructed shopping center outlot known as Parkway Centre North - Outlot Building B located at Stringtown Road and Buckeye Parkway in Grove City, Ohio.  BAGCN contributed Parkway Centre North - Outlot Building B to the joint venture.  The estimated value of Parkway Centre North - Outlot Building B, assuming 100% occupancy, is approximately $4.0 million.  We made a capital contribution to the joint venture in cash of approximately $2.7 million for which we received 100% of the equity interests (also referred to as “invested capital”) in the joint venture.  BAGCN will receive equity interests in the joint venture as part of an earnout arrangement with respect to 2,881 square feet of leased and unoccupied space with the maximum amount of earnout interests valued at approximately $1.3 million.  BAGCN is entitled to receive earnout interests in the joint venture when a tenant has taken possession and commenced paying rent.  If BAGCN receives the maximum number of earnout interests, we would own approximately 68% of the invested capital in the joint venture, and the remaining 32% ($1.3 million) of the invested capital would be owned by BAGCN.  BAGCN will receive a preferred return equal to 5% per annum on its invested capital.  After BAGCN has received it preferred return, we will receive a preferred return of 15% per annum on our invested capital.   If the property is sold, BAGCN would receive any unpaid preferred return on its invested capital, whereupon we would receive our unpaid preferred return on our invested capital.  BAGCN will receive 10%, and we will receive 90%, of any additional distributions of net cash flow or additional proceeds from a sale of the property.  Beginning January 14, 2008 and ending on April 14, 2008, BAGCN has an option to require us to purchase its interest.  Our company has agreed to guaranty the obligations of the subsidiary member.  Beginning April 15, 2009 and ending on January 15, 2010, we have an option to purchase all of the interests of BAGCN in the joint venture.  The option purchase price of the BAGCN interests is the sum of (i) its invested capital at the time of the option purchase plus (ii) an amount when added to the 5% return per annum on the BAGCN's invested capital will be increased to 6% since the commencement of the joint venture.  Our subsidiary member, in its capacity as manager of the joint venture, may cause the joint venture to borrow money using this property as collateral.  The proceeds of the initial borrowing will be distributed only to our subsidiary member.

DESCRIPTION OF REAL ESTATE ASSETS

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus. Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are in this supplement under “Acquired Properties.”

Acquired Properties

Either we or MB REIT have purchased the following properties on the respective dates indicated below.

The Market at Hamilton (f/k/a The Market at Morse).  On January 12, 2007, we, through a wholly owned subsidiary formed for this purpose, entered into a joint venture with Hamilton Road Retail, LLC (“HRR”), an unaffiliated third party, to acquire fee title to a newly constructed shopping center known as The Market at Hamilton.  The Market at Hamilton, excluding ground lease space the square footage of which has not been determined, contains approximately 35,627 gross leasable square feet.  The center is located at 1320-80 North Hamilton Road in Gahanna, Ohio.  The Market at Hamilton was built over a one-year period beginning in late 2005.  As of January 1, 2007, the property was 93% occupied with a total of approximately 33,225 square feet, excluding two ground lease spaces, leased to eleven tenants.  This property is located in the northeast Columbus retail market and the North Gahanna-New Albany retail submarket and competes with at least twenty-one other retail centers in its submarket for sales, tenants or both.

HRR contributed The Market at Hamilton to the joint venture.  The estimated value of The Market at Hamilton, assuming 100% occupancy, is approximately $14.5 million.  We made a capital contribution to the joint venture in cash of approximately $13.4 million for which we received equity interests (referred to as “invested capital”) in the joint venture valued at approximately $10.7 million.  $10.3 million of our initial contribution was used by the joint venture to pay off indebtedness encumbering the property.  The initial invested capital of HRR in the joint venture entity was approximately $2.8 million, an amount equal to its equity interest in the property.  Because the property was less than 100% occupied at the time of HRR’s contribution, HRR will receive additional equity interests in the joint venture as part of an earnout arrangement with respect to 2,402 square feet of leased and unoccupied space with the maximum earnout interests valued at approximately $1.1 million.  HRR is entitled to receive earnout interests in the joint venture when a tenant has taken possession and commenced paying rent.  If HRR receives the maximum number of earnout interests, we would own approximately 73% of the invested capital in the joint venture, and the remaining 27% ($3.9 million) of the invested capital would be owned by HRR.  HRR will receive a preferred return equal to 5% per annum on its invested capital.  After HRR has received its preferred return, we will receive a preferred return equal to 15% per annum on our invested capital.  If the property is sold, HRR would receive any unpaid preferred return and its invested capital, whereupon we would receive our unpaid preferred return and our invested capital.  HRR will receive 10%, and we will receive 90%, of any additional distributions of net cash flow or additional proceeds from a sale of the property.  Beginning January 14, 2008 and ending on April 14, 2008, HRR has an option to require us to purchase its interest.  Our company has agreed to guaranty this obligation of our subsidiary member.  Beginning April 15, 2009 and ending on January 15, 2010, we have an option to purchase all of the interests of HRR in the joint venture. The option purchase price of the HRR interests is the sum of (i) its invested capital at the time of the option purchase plus (ii) an amount when added to the 5% return per annum on the HRR's invested capital will be increased to 6% since the commencement of the joint venture. Our subsidiary member, in its capacity as manager of the joint venture, may cause the joint venture to borrow up to $8,711,476 using this property as collateral.  The proceeds of the initial borrowing will be distributed only to our subsidiary member.

Three tenants, Lifestyle Fitness, Sleep Outfitters and Casa Fiesta, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Lifestyle Fitness	14,637	41	22.16	3/5 yr.	01/07	03/12
			24.38		04/12	03/17
			26.81		04/17	03/22

Sleep Outfitters	4,475	13	27.50	1/5 yr.	10/06	10/11

Casa Fiesta	4,004	11	27.00	1/5 yr.	12/06	12/11

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.  Real estate taxes payable in 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $26,350. The real estate taxes payable were calculated by multiplying Market at Hamilton’s assessed value by a tax rate of 7.41%.  The property is newly constructed, so there is no annual rental per square foot data for the last five years.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	7	16,788	456,622	38.62%
2012	1	2,402	74,462	10.12%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	1	1,800	90,000	12.70%

For federal income tax purposes, the joint venture’s depreciable basis in this property is approximately $10.9 million.

Parkway Centre North - Outlot Building B.  On January 12, 2007, we entered into a joint venture, through a wholly owned subsidiary formed for this purpose, with BA-Grove City North, LLC (“BAGCN”), an unaffiliated third party, to acquire fee title to a newly constructed shopping center outlot known as Parkway Centre North - Outlot Building B, which contains approximately 10,245 gross leasable square feet.  The center is located at Stringtown Road and Buckeye Parkway in Grove City, Ohio.   Parkway Centre North - Outlot Building B was constructed during 2006.  As of January 1, 2007, Parkway Centre North - Outlot Building B was 72% occupied, with a total of approximately 7,364 square feet occupied by four tenants.  We anticipate that 2,881 gross leasable square feet leased to two tenants will become occupied by those tenants in March and May 2007,respectively, whereupon the occupancy rate would increase to 100%.   The property is located in the Columbus retail market and southwest Columbus submarket and competes with at least six other retail centers in its submarket for sales, tenants or both.

BAGCN contributed Parkway Centre North - Outlot Building B to the joint venture.  The estimated value of Parkway Centre North - Outlot Building B, assuming 100% occupancy, is approximately $4.0 million.  We made a capital contribution to the joint venture in cash of approximately $2.7 million for which we received 100% of the equity interests (also referred to as “invested capital”) in the joint venture.  BAGCN will receive equity interests in the joint venture as part of an earnout arrangement with respect to 2,881 square feet of leased and unoccupied space with the maximum amount of earnout interests valued at approximately $1.3 million.  BAGCN is entitled to receive earnout interests in the joint venture when a tenant has taken possession and commenced paying rent.  If BAGCN receives the maximum number of earnout interests, we would own approximately 68% of the invested capital in the joint venture, and the remaining 32% ($1.3 million) of the invested capital would be owned by BAGCN.  BAGCN will receive a preferred return equal to 5% per annum on its invested capital.  After BAGCN has received it preferred return, we will receive a preferred return of 15% per annum on our invested capital.   If the property is sold, BAGCN would receive any unpaid preferred return on its invested capital, whereupon we would receive our unpaid preferred return on our invested capital.  BAGCN will receive 10%, and we will receive 90%, of any additional distributions of net cash flow or additional proceeds from a sale of the property.  Beginning January 14, 2008 and ending on April 14, 2008, BAGCN has an option to require us to purchase its interest.  Our company has agreed to guaranty the obligations of our subsidiary member.  Beginning April 15, 2009 and ending on January 15, 2010, we have an option to purchase all of the interests of BAGCN in the joint venture. The option purchase price of the BAGCN interests is the sum of (i) its invested capital at the time of the option purchase plus (ii) an amount when added to the 5% return per annum on the BAGCN's invested capital will be increased to 6% since the commencement of the joint venture.   Our subsidiary member, in its capacity as manager of the joint venture, may cause the joint venture to borrow money using this property as collateral.  The proceeds of the initial borrowing will be distributed only to our subsidiary member.

Six retail tenants, Sports Clips, Advance America, Starbucks, Cardboard Heroes Sports Stuff, Rotolo's Pizza and Manpower, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Sports Clips (1)	1,271	12	26.50	1/5 yr.	01/07	01/12

Advance America	1,232	12	28.00	1/5 yr.	10/06	10/11

Starbucks	1,650	16	35.25	4/5 yr.	09/06	10/11
			38.78		11/11	02/17

Cardboard Heroes Sports Stuff	2,762	27	26.05	1/5 yr.	11/06	01/12

Manpower	1,720	17	26.00	1/5 yr.	12/06	12/11

Rotolo's Pizza (1)	1,610	16	26.00	1/5 yr.	05/07	05/12

(1) These tenants’ lease terms reflect the anticipated beginning month of their respective leases. The actual beginning of the lease term may vary according to the provisions of these tenants’ respective leases.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.  Real estate taxes payable in 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $3,581.  The real estate taxes paid were calculated by multiplying Parkway Centre North - Outlot Building B’s assessed value by a tax rate of 7.75%.  The property is newly constructed, so there is no annual rental per square foot data for the last five years.

The following table sets forth information with respect to the expiration of leases currently in place at this property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	—	—	—	—
2008	—	—	—	—

2009	—	—	—	—
2010	—	—	—	—
2011	2	2,952	79,216	27.25%
2012	3	5,643	147,492	69.74%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—

For federal income tax purposes, the depreciable basis in this property will be approximately $3.0 million.

Bradley Portfolio; Richfield, Ohio, North Little Rock, Arkansas and Ottawa, Illinois.  On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in one office property and two industrial properties from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With this purchase, MB REIT has now purchased twenty-two properties out of the portfolio of thirty-two properties.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of these three properties:

Date			Approximate GLA	Approximate Purchase
Closed	Type	Address	(Sq. Ft.)	Price ($)
01/10/07	O	3900 Kinross Lakes Parkway, Richfield, Ohio	86,000	17,500,000
01/12/07	I	9201 Faulkner Lake Road, North Little Rock, Arkansas	712,000	45,700,000
01/12/07	I	421 E. Stevenson Road, Ottawa, Illinois	38,285	3,300,000

I = Industrial

O = Office

MB REIT purchased these properties for a total purchase price of approximately $66.5 million in cash.  MB REIT may later borrow monies using one or both of these properties as collateral.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years.  However, if any repairs or improvements are required, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their respective leases.

These properties compete with similar properties within their respective market areas.  These properties compete with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
3900 Kinross Lakes Parkway, Richfield, Ohio	Cleveland, Ohio/Southeast	5
9201 Faulkner Lake Road, North Little Rock, Arkansas	Little Rock, Arkansas/North Little Rock	5
421 E. Stevenson Road, Ottawa, Illinois	LaSalle County	6

MB REIT is of the opinion that these properties are adequately covered by insurance.

The following table reflects the respective years during which these properties were built:

Property	Year of Construction
3900 Kinross Lakes Parkway, Richfield, Ohio	1997
9201 Faulkner Lake Road, North Little Rock, Arkansas	1995
421 E. Stevenson Road, Ottawa, Illinois	1992

As of January 1, 2007, these properties were 100% occupied.  The leases for these properties require the tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

3900 Kinross Lakes Parkway, Richfield, Ohio	Proquest Business Solutions, Inc.	86,000	2/5 yrs.	17.15		06/04	05/09

9201 Faulkner Lake Road, North Little Rock, Arkansas	Deluxe Video Services, LLC	712,000	2/10 yrs.	5.03	(1)	01/07	12/21

421 E. Stevenson Road, Ottawa, Illinois	OfficeMax Contract, Inc.	38,285	2/5 yrs.	6.77		11/92	10/12

(1)

This lease provides for an annual 2% base rent increase.

The tenants at each of the properties are required by their respective leases to pay for real estate taxes, common area maintenance and insurance costs.  Real estate taxes paid for the properties were calculated by multiplying the properties’ assessed values by the respective tax rates listed in the table below.  For federal income tax purposes, the total depreciable basis in these properties is approximately $49.9 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.  The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for these properties for the most recent tax year for which information is available.

			Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable
Address	Tax Year	Year Paid	Tax Amount ($)	Tax Rate (%)	Basis ($)

3900 Kinross Lakes Parkway	2005	2006	220,126	5.01	13.1
Richfield, Ohio

9201 Faulkner Lake Road	2005	2006	328,875	5.92	34.3
North Little Rock, Arkansas

421 E. Stevenson Road	2005	2006	72,615	8.63	2.50
Ottawa, Illinois

The tables below set forth certain information, to the extent historical information is available, with respect to the occupancy rate at the property expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2006.

	Occupancy Rates as of December 31,
Address	2002	2003	2004	2005	2006

3900 Kinross Lakes Parkway	100%	100%	100%	100%	100%
Richfield, Ohio

9201 Faulkner Lake Road	100%	100%	100%	100%	100%
North Little Rock, Arkansas

421 E. Stevenson Road	100%	100%	100%	100%	100%
Ottawa, Illinois

	Effective Annual Rent per Square Foot ($) as of December 31,
Address	2002	2003	2004	2005	2006

3900 Kinross Lakes Parkway	17.15	17.15	17.15	17.15	17.15
Richfield, Ohio

9201 Faulkner Lake Road	4.74	4.74	4.74	4.83	4.93
North Little Rock, Arkansas

421 E. Stevenson Road	6.77	6.77	6.77	6.77	6.77
Ottawa, Illinois

Potential Acquisitions

We have identified the following property as a probable acquisition:

The Fields Apartment Homes.  We anticipate purchasing a fee simple interest in an existing apartment complex known as The Fields Apartment Homes located on approximately fifty-four acres of land. The property has nineteen apartment buildings, ten townhomes and a triplex, containing a total of 285 units and a commercial building with two tenants.  There are seventy-two one-bedroom units, 173 two-bedroom units, thirty-nine three-bedroom units, one four-bedroom unit and a commercial barn.  The apartment complex is located at 1333 Fenbrook Lane in Bloomington, Indiana.

We anticipate purchasing this property from unaffiliated third parties, Rogers Farm, LLC; Rogers Farm II, LLC; Rogers Farm III, LLC; Rogers Farm IV, LLC; Rogers Farm V, LLC and Rogers Farm VI, LLC, for an aggregate purchase price of approximately $34 million.  We anticipate purchasing this property for cash but may later borrow monies using this property as collateral.

If this property is acquired, we do not intend to make significant repairs or improvements over the next few years. Also, we are of the opinion that the property will be adequately covered by insurance, when we acquire it.  No tenant occupies ten percent or more of the rentable square footage.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $457,877.  The real estate taxes paid were calculated by multiplying the assessed value of Fields Apartment Homes by a tax rate of 1.97%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $25.5 million.  We calculate depreciation expense for tax purposes by using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 27.5 and 20 years, respectively.

The Fields Apartment Homes was built between 1997 and 2001.  As of January 1, 2007, based on information provided by the seller, this property was 98% occupied, with approximately 278 residential units leased. Based on information provided by the seller, all residential leases expire during 2007, with the exception of 47 residential leases, which expire during 2008 and 2 residential leases which expire in 2009. Both commercial leases expires in June 2009 and the tenants are obligated to pay rent in the amount of $866 and $2,589 per month, respectively.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of January 24, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	182,659,568	1,826,595,680	191,792,546	1,634,803,134

Shares sold pursuant to our distribution reinvestment program:	2,688,890	25,544,455	-	25,544,455

Shares repurchased pursuant to our share repurchase program	(24,433)	(235,001)	-	(235,001)

	185,344,025	1,852,105,134	191,792,546	1,660,312,588

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.